Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-173233 on Form N-14 of our report dated October 28, 2010, relating to the financial statements and financial highlights of BlackRock Global Growth Fund, Inc. (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended August 31, 2010, and to the references to us under the headings “Other Service Providers — Independent Registered Public Accounting Firm” and “Form of Agreement and Plan of Reorganization — Representations of the Target Fund” in the Combined Prospectus/Proxy Statement, and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Princeton, New Jersey
May 16, 2011